UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-5318
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
KENNAMETAL THRIFT PLUS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kennametal Inc.
1600 Technology Way
P.O. Box 231
Latrobe, Pennsylvania 15650

KENNAMETAL THRIFT PLUS PLAN
INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits December 31, 2007 and 2006	3

Statement of Changes in Net Assets Available for Benefits For the Year ended December 31, 2007	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	13

Signatures	14

Exhibit 23 — Consent of Independent Registered Public Accounting Firm
EX-23
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
the Kennametal Thrift Plus Plan:
We have audited the accompanying statements of net assets available for benefits of the Kennametal Thrift Plus Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc. Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 27, 2008

KENNAMETAL THRIFT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS
Cash	$8,148	$17,027

Receivables:
Participant contributions	994,870	622,999
Employer contributions	562,225	422,420

Total receivables	1,557,095	1,045,419

Investments at fair value:
Mutual funds	201,504,243	188,781,569
Master trust	103,051,434	95,960,068
Common / collective trusts	96,970,820	80,210,414
Kennametal Inc. common stock	61,571,345	54,633,236
Participant loans	12,245,716	11,419,869

Total investments	475,343,558	431,005,156

Total assets	476,908,801	432,067,602

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(945,303)	957,583

NET ASSETS AVAILABLE FOR BENEFITS	$475,963,498	$433,025,185

The accompanying notes are an integral part of these financial statements.

KENNAMETAL THRIFT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

2007

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Participant contributions	$23,917,152
Employer contributions, net of forfeitures	17,335,824
Dividends and interest	24,317,882
Net appreciation in fair value of investments	17,904,819

Total additions	83,475,677

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	40,615,978
Loan distributions	60,769
Administrative fees	27,800

Total deductions	40,704,547

NET INCREASE BEFORE TRANSFER OF ASSETS	42,771,130

Transfers from other Kennametal Plans	167,183

NET INCREASE	42,938,313

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	433,025,185

End of year	$475,963,498

The accompanying notes are an integral part of these financial statements.

KENNAMETAL THRIFT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
NOTE 1 — DESCRIPTION OF PLAN
The following general description of the Kennametal Thrift Plus Plan, as amended (the Plan), is provided for general information purposes only. Participants should refer to the plan document for complete information.
The Plan is a defined contribution plan, established to encourage investment and savings for certain salaried, hourly and union employees of Kennametal Inc. and certain of its subsidiaries (the Company) and to provide a method to supplement their retirement income. The Plan provides these employees the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (IRC). The Plan also provides for Company contributions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Kennametal Inc. is the Plan sponsor.
ADMINISTRATION OF THE PLAN — The management of the Company has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company functions as the trustee, and Fidelity Investments Institutional Operations Company functions as the record keeper.
ELIGIBILITY — All employees become eligible to participate in the Plan on the first day of the first payroll period subsequent to their employment date. Under present federal income tax law, employer contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants.
VESTING — Employee contributions are fully vested. All Employer contributions (Basic, Matching and Discretionary) cliff vest after the third anniversary of the participant’s employment date. At December 31, 2007, forfeited nonvested accounts totaled $85,812. These amounts will be used to reduce future employer contributions.
PARTICIPANT ACCOUNTS — A separate account is maintained for each participant in the Plan, reflecting investments, contributions, investment gains and losses, distributions, loans, withdrawals and transfers.
CONTRIBUTIONS — The Plan allows participants to elect a contribution rate (either before-tax, after-tax, or a combination of both) of 1% to 20% (increases to 50% in 2008) of the employee’s eligible wages, which include base salary, overtime, shift differential pay and incentive compensation. Highly compensated employees are limited to contributing 8% pre-tax (increases to 9% in 2008) and 4% after-tax of their eligible wages. Employees who are age 50 or older and who exceed the annual dollar limit under the law or the Plan are eligible to make Catch-Up contributions. Newly hired non-union employees are automatically enrolled at 3%.
Employee contributions up to 6% are matched at 50%. The maximum employer matching contribution is 3%.

The participants can elect to have their contributions invested in the different investment funds available under the Plan. Currently, the Plan offers 9 mutual funds, 10 common/collective trusts, Kennametal Inc. common stock and a Master Trust. In 2006, employer-matching contributions were made concurrently with participant contributions and solely in Kennametal Inc. common stock. As a result of a 2007 Plan amendment, effective April 2, 2007, employer-matching contributions are invested in the same investment fund elections that the employee has elected for their pre-tax or after-tax contributions.
On October 23, 2007, the Board of Directors of Kennametal Inc. approved a two-for-one capital stock split in the form of a capital stock dividend, which was distributed after the close of trading on December 18, 2007 to all shareowners of record as of the close of business on December 4, 2007. All Kennametal Inc. share amounts in these financial statements retroactively reflect the effect of this capital stock split.
In connection with certain changes to the Kennametal Inc. Retirement Income Plan, a Company-sponsored defined benefit pension plan, certain employees are no longer eligible to participate in that plan. These employees are eligible to participate in the Plan and receive a fixed Basic contribution equal to 3% of the employee’s eligible compensation and an additional Discretionary contribution from 0% up to 3% depending on the Company’s fiscal year performance. In August 2007, the Company made a Discretionary contribution of 1.5%. The Basic and Discretionary contributions are invested in the same investment fund elections that the employee has elected for their pre-tax or after-tax contributions.
DISTRIBUTIONS — Distributions to participants due to disability, retirement or death are payable in either a lump sum or periodic payments for a period not to exceed ten (10) years at the participant’s election. If a participant’s vested interest in his or her account exceeds $1,000, a participant may elect to defer distribution to a future date as more fully described in the plan document.
In addition, while still employed, participants may withdraw after-tax employee contributions, rollover contributions and pre-tax employee contributions if over age 59.5 at any time. Vested Company contributions and pre-tax employee contributions if under 59.5 may be withdrawn only for specific hardship reasons.
PARTICIPANT LOANS — A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions. The maximum term permissible for a general-purpose loan is 5 years and 30 years for a residential loan. The interest rate is determined by the plan administrator based on existing market conditions and is fixed over the life of the loan. Interest rates on participant loans ranged from 5.0% to 10.5% at December 31, 2007 and 2006. Participant loans outstanding at December 31, 2007 have maturity dates ranging from 2008 to 2037.
INVESTMENTS — Participants direct their contributions and all Company contributions by electing that such contributions be placed in a single investment fund or allocated to any combination of investment funds available under the Plan. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect at any time to transfer all or a portion of the value of their accounts among the investment funds.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF ACCOUNTING — The financial statements of the Plan are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by this FASB Staff Position, the statement of net assets available for benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statement of net assets available for benefits is prepared on a contract value basis.
RECENT ACCOUNTING PRONOUNCEMENTS — In September 2006, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 157, “Fair Value Measurement” (SFAS 157), which establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosure about fair value measurements. SFAS 157 was effective for the Plan January 1, 2008. SFAS 157 was amended by FASB Staff position No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Addresses Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (FSP SFAS 157-1) and FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (FSP SFAS 157-2). FSP SFAS 157-2 delays the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until January 1, 2009 for the Plan. The Plan’s management is assessing the impact of adoption of SFAS 157 and does not believe that the adoption will have a material impact on the Plan’s financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). The fair value option established by SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 was effective for the Plan January 1, 2008. The Plan’s management is assessing the impact of adoption of SFAS 159 and does not believe that the adoption will have a material impact on the Plan’s financial statements.
USE OF ESTIMATES — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
INVESTMENTS — Investment transactions are recorded on a trade date basis. INVESCO Institutional, Inc. reported that all the investment contracts held in the Master Trust under the Stable Value Fund (see Note 4) are fully benefit-responsive. Fully benefit-responsive investment contracts are valued at fair value under investments with a corresponding reduction to contract value for purposes of reporting net assets available for investments in accordance with the provisions of AICPA Statement of Position (SOP) 94-4-1, “Reporting of Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. Units of common/collective trust funds are valued at the net asset value of units held by the Plan at year-end. Investments in common stock are valued at their quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.

PAYMENT OF BENEFITS — Benefit payments are recorded as distributed.
INVESTMENT INCOME — Interest and dividend income are recorded in the period earned.
NET APPRECIATION — Net appreciation in fair value of investments is composed of unrealized gains and losses, which represent the change in market value compared to the cost of investments in each year, and realized gains or losses on security transactions, which represent the difference between proceeds received and average cost. Net appreciation in fair value of investments for the year ended December 31, 2007 was as follows:

2007

Kennametal Inc. Common Stock Fund	$15,147,378
Mutual Funds	1,215,882
Common / Collective Trusts	1,541,559

Total	$17,904,819

PLAN EXPENSES — Investment management fees were paid by the Plan. Investment management fees are included as a reduction in the income of the fund. Other administrative fees are paid by the Company.
NOTE 3 — INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS
The fair values of individual investments that represent five percent or more of the Plan’s total net assets as of December 31 were as follows:

	2007	2006

Stable Value Fund	$103,051,434	$95,960,068
Kennametal Inc. Common Stock Fund	61,571,345	54,633,236
MSIFT MidCap Growth Portfolio	46,665,017	38,120,696
Fidelity Capital Appreciation Fund	38,256,226	36,897,858
American Funds EuroPacific Growth Fund	34,807,150	22,962,533
Fidelity Freedom 2015 Fund	30,791,399	27,831,628
H&W LargeCap Value Fund	23,964,510	27,833,624
NOTE 4 — MASTER TRUST
A portion of the Plan’s investments are held in a Master Trust that was established for the investment of assets of the Plan and two other Company-sponsored defined contribution plans. Each plan has an undivided interest in the underlying assets of the Master Trust. The assets of the Master Trust are held in a stable value fund by INVESCO. Investment income relating to the Master Trust is allocated to the individual plans based upon average monthly balances invested by each plan. The underlying assets of the Master Trust include benefit-responsive investment contracts (the contracts).
The Master Trust’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

To accomplish the objectives above, the Master Trust primarily invests in wrapper contracts, or synthetic guaranteed investment contracts (GICS). In wrapper contracts, the investments are owned and held by the Master Trust for Plan participants. The Trust purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed-income investments, typically over the duration of the investments, through adjustments to the future interest-crediting rate, the rate earned by participants in the Master Trust for the underlying investments. The issuer of the wrapper contract provides assurance that the adjustment to the interest-crediting rate will not result in a future interest-crediting rate that is less than zero. An interest-crediting rate less than zero would result in a loss of principal or accrued interest.
The key factors that influence future interest-crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant activity within the wrapper contract, the investment returns and the duration of the underlying investments. Most wrapper contracts use a formula based on the characteristics of the underlying fixed-income portfolio to determine a crediting rate. Over time, the crediting rate formula amortizes the Master Trust’s realized and unrealized market value gains and losses over the duration of the investments. The wrapper contracts’ interest-crediting rates are typically reset on a monthly or quarterly basis.
The average yield earned by the Plan based on actual earnings was 5.33% and 5.15% at December 31, 2007 and 2006, respectively. The average yield earned by the Plan based on the interest rate credited to participants was 4.89% and 5.15% for the years ended December 31, 2007 and 2006, respectively.
In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria for issuance of a closed wrapper contract. These events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

Investments held by the Master Trust at December 31, 2007:

			Adjustments
		Investments at	to Contract	Investments at
Security	Issuer Rating	Fair Value	Value	Contract Value

Wrapped Portfolios
Common Collective Trusts:
NATIXIS IGT INVESCO Short-term Bond Fund	AA/Aa2	$23,036,455	$(311,062)	$22,725,393
ING IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	AA/Aa3	21,610,964	(344,702)	21,266,262
Pacific Life IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	AA/Aa3	21,461,291	(305,104)	21,156,187
UBS AG IGT INVESCO Multi-Mgr A or Better Core Fund	AA+/Aa2	18,224,633	235,312	18,459,945
State Street IGT INVESCO Short-term Bond Fund	AA/Aa1	15,911,158	(114,214)	15,796,944
JP Morgan Chase IGT INVESCO Short-term Bond Fund	AA/Aaa	16,925,158	(259,420)	16,665,738
Short-Term Investments
Fidelity Money Market	N/A	2,930,521	—	2,930,521

Total		$120,100,180	$(1,099,190)	$119,000,990

At December 31, 2007 the Plan’s interest in the Master Trust was 85.8 percent. Total investment income for the Master Trust was $5,605,555 for the year ended December 31, 2007.

Investments held by the Master Trust at December 31, 2006:

			Adjustments
		Investments at	to Contract	Investments at
Security	Issuer Rating	Fair Value	Value	Contract Value

Wrapped Portfolios
Common Collective Trusts:
IXIS IGT AAA Asset-Backed Securities Fund	AAA/Aaa	$23,915,421	$(7,328)	$23,908,093
ING IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	AA/Aa3	20,012,084	227,212	20,239,296
Pacific Life IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	AA/Aa3	19,380,428	281,667	19,662,095
UBS AG IGT INVESCO Multi-Mgr A or Better Core Fund	AA+/Aa2	16,596,979	459,451	17,056,430
State Street IGT INVESCO Short-term Bond Fund	AA/Aa2	14,746,482	183,310	14,929,792
JP Morgan Chase IGT INVESCO Short-term Bond Fund	AA/Aa2	14,715,069	(13,754)	14,701,315
Short-Term Investments
Fidelity Money Market	N/A	2,601,466	—	2,601,466

Total		$111,967,929	$1,130,558	$113,098,487

At December 31, 2006, the Plan’s interest in the Master Trust was 84.7 percent.
NOTE 5 — TAX STATUS
The Internal Revenue Service has determined and informed the plan sponsor by a letter dated December 16, 2005, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.
NOTE 6 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the accounts of all participants will become fully vested and non-forfeitable.
NOTE 7 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 8 — RELATED PARTY TRANSACTIONS
Certain investments of the Plan are mutual funds managed by Fidelity Investments. The trustee of the Plan is Fidelity Management Trust Company and, therefore, these transactions qualify as party-in-interest transactions.
One of the investment fund options available to participants is stock of Kennametal Inc., the Plan sponsor. The Plan held 1,626,230 and 1,856,668 shares of Kennametal Inc. common stock, or $61,571,345 and $54,633,236 at December 31, 2007 and 2006, respectively. As a result, transactions related to this investment fund qualify as party-in-interest transactions. See Note 1 for disclosure of Kennametal Inc.’s recent capital stock split.

KENNAMETAL THRIFT PLUS PLAN
PLAN NUMBER: 002
EIN: 25-0900168
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Issuer	(c) Description	(d) Cost	(e) Fair Value

		Mutual Funds
	Morgan Stanley	MSIFT MidCap Growth Portfolio	N/A	$46,665,017
*	Fidelity	Fidelity Capital Appreciation Fund	N/A	38,256,226
	American Funds	American Funds EuroPacific Growth Fund	N/A	34,807,150
	Hotchkis & Wiley	H&W LargeCap Value Fund	N/A	23,964,510
	Lord Abbett	Lord Abbett SmallCap Value Fund	N/A	18,960,965
	Vanguard	Vanguard Institutional Index Fund	N/A	16,729,924
	Hotchkis & Wiley	H&W MidCap Value Fund	N/A	7,888,066
	Morgan Stanley	MSIF Small Company Growth Portfolio	N/A	7,489,540
	Vanguard	Vanguard Total Bond Market Index Signal	N/A	6,742,845

		Total Mutual Funds		201,504,243

		Master Trust
	INVESCO	Stable Value Fund	N/A	103,051,434

		Common / Collective Trusts
*	Fidelity	Fidelity Freedom 2015 Fund	N/A	30,791,399
*	Fidelity	Fidelity Freedom 2025 Fund	N/A	17,311,893
*	Fidelity	Fidelity Freedom 2020 Fund	N/A	13,553,810
*	Fidelity	Fidelity Freedom 2030 Fund	N/A	8,265,279
*	Fidelity	Fidelity Freedom 2010 Fund	N/A	8,163,831
*	Fidelity	Fidelity Freedom Income Fund	N/A	7,528,039
*	Fidelity	Fidelity Freedom 2040 Fund	N/A	5,271,186
*	Fidelity	Fidelity Freedom 2035 Fund	N/A	5,199,662
*	Fidelity	Fidelity Freedom 2050 Fund	N/A	598,582
*	Fidelity	Fidelity Freedom 2045 Fund	N/A	287,139

		Total Common / Collective Trusts		96,970,820

		Kennametal Inc. Common Stock
*	Kennametal Inc.	Kennametal Inc. Common Stock Fund	N/A	61,571,345

		Loans to Participants
	Participant Loans	Maturities from 2008 to 2037, interest rates from 5.0% to 10.5%	N/A	12,245,716

		Total Investments		$475,343,558

*	Party-in-interest, for which a statutory exemption exists.

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the interim plan administrator of the Kennametal Thrift Plus Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

KENNAMETAL THRIFT PLUS PLAN
Date: June 27, 2008	By:	/s/ Sandra J. Thiry
Sandra J. Thiry
Interim Plan Administrator